Exhibit 99.10

SANDSTORM GOLD LTD. first quarter /2012 /Q1/

02 SECTION 01 SANDSTORM GOLD LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS For The Period Ended March 31, 2012 This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three months ended March 31, 2012 and related notes thereto which have been prepared in accordance with International Accounting Standards (“IAS”) 34: Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to May 3, 2012 and all figures are stated in U.S. dollars unless otherwise noted. Overview The Company is a growth focused company that seeks to acquire gold purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has seven Gold Streams. Outlook Based on existing Gold Stream agreements, forecasted 2012 attributable production is 26,000 – 34,000 ounces of gold, increasing to over 50,000 ounces of gold per annum by 2015. This growth is driven by the Company’s portfolio of Gold Streams with mines, all of which are either currently producing or expected to commence production by 2013. HIGHLIGHTS • Record gold sales for the three months ended March 31, 2012 of 7,946 ounces, representing an increase of over 200% over the comparable period in 2011. • Record operating cash flow for the three months ended March 31, 2012 of $9.3 million, representing an increase of 473% over the comparable period in 2011 (cash flow of $1.6 million for the three months ended March 31, 2011). • Luna released a significant mineral resource update at the Aurizona Mine. Measured and Indicated gold resources now total 78 million tonnes at 1.26 grams per tonne gold or 3.2 million ounces, an increase of 250% from the previous mineral resource estimate published in January 2009. Inferred gold resources now total 15.2 million tonnes at 1.47 grams per tonne gold or 0.7 million ounces, an increase of 79% from the previous resource estimate. • Rambler is now mining and processing ore from its flagship project, the Ming Mine. Commercial production is targeted before the end of fiscal 2012. • On January 12, 2012, Sandstorm entered into a revolving credit agreement with the Bank of Nova Scotia which allows the Company to borrow up to $50 million (the “Revolving Loan”). The Revolving Loan has a term of three years, which is extendable by mutual consent of both parties.

AURIZONA GOLD STREAM The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. In 2011, the Aurizona Mine reached full commercial production. Current activities at the Aurizona Mine include: • Gold production at the Aurizona Mine for the three months ended March 31, 2012 was 16,063 ounces, a quarterly record for Luna. • The Aurizona Mine is currently undergoing additional mill modifications and upgrades to continue increasing production levels. • In January 2012, Luna released a National Instrument (“NI”) 43-101 resource update on the Aurizona deposit. Measured and Indicated gold resources now total 78.0 million tonnes at 1.26 grams per tonne gold or 3.2 million ounces gold, an increase of 250% from the previous mineral resource estimate published in January 2009. Inferred gold resources now total 15.2 million tonnes at 1.47 grams per tonne gold or 0.7 million ounces gold, an increase of 79% from the January 2009 mineral resource estimate. • Luna intends on completing Phase I and II scoping studies to analyze the potential increases in the scale and production capacity of the Aurizona Mine by the second half of 2012. For further information regarding the resource update please visit the Luna website at www.lunagold.com. LUNA GOLD CORP.

SANTA ELENA GOLD STREAM The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold. Current activities at the Santa Elena Mine include: • Gold production at the Santa Elena Mine for the three months ended March 31, 2012 was 9,405 ounces. • A preliminary economic assessment has been completed and a preliminary feasibility study is underway for a potential concurrent underground mining and milling operation at Santa Elena. • SilverCrest has finished drilling four geotechnical drill holes at the Santa Elena Mine to help establish geotechnical and hydrological parameters for the proposed decline and subsequent underground development. The portal site for the decline has been selected, and the initial underground contractor proposals for the Phase I underground work, consisting of approximately 1,800 metres of main ramp and exploration drifting, are currently being reviewed. When completed, the Phase I decline will allow for the development and initial production from the deposit that lies below the ultimate open pit limits. SilverCrest MINES INC.

BLACK FOX GOLD STREAM The Company has a Gold Stream to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 10% of the life of mine gold produced from Brigus’ Black Fox Extension (the “Black Fox Extension”), which includes a portion of Brigus’ Pike River concessions, for a per ounce payment equal to the lesser of $500 and the then prevailing market price of gold. Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension. The Black Fox Mine began operating as an open pit mine, but since mid-2010, Brigus began development of an underground mine. Both open pit and underground operations are running concurrently, feeding the 2,000 tonne-per-day mill. Current activities at the Black Fox Mine include: • Gold production at the Black Fox Mine was 14,457 ounces of gold at an average grade of 3.04 grams per tonne in the first quarter of 2012. Grades in the open pit are expected to increase later in 2012 as higher grade ore is mined deeper in Phase 2 of the pit. • Brigus announced that it would proceed with an initial expansion of the Black Fox mill. This initial expansion will increase processing capacity at the Black Fox mill to up to 2,200 tonnes per day. Processing capacity and recovery are planned to increase through the optimization of existing equipment and equipment additions. Brigus expects to reach 800 tonnes per day in the third quarter of 2012 by adding 10 mining stopes to the 20 stopes that are now in place. The additional stopes will provide greater flexibility and enable Brigus to actively mine 10-12 stopes at all times. • Underground exploration at the Black Fox mine is expected to begin in the second half of 2012. The program is intended to expand the gold deposit along the strike and down dip. BRIGUS GOLD CORP.

MING GOLD STREAM The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Rambler is now mining and processing ore from the Ming Mine with commercial production targeted before the end of fiscal 2012. Current activities at the Ming Mine include: • Mining and processing of the 1806 zone continues at the Ming Mine. Mineralogical studies have indicated the gold is predominantly free and located on mineral grain boundaries, allowing for its easy liberation resulting in an overall average recovery of 90%. On average, the mine has produced over 700 metric tonnes per day of ore (1100 ore/waste combined). • Recent drilling of the high grade gold 1806 zone has confirmed the continuation of the zone up and down plunge. Several of the holes reported visible gold contained within and near the massive sulphides. This is a significant discovery for the Ming Mine deposits in that it indicates the potential for more undiscovered high grade gold zones in or near the massive sulphide lenses. • Production from the 1806 gold zone is expected to continue up until the middle of May 2012, whereupon Rambler will changeover to copper concentrate production. • On March 15, 2012, Rambler announced a favorable Preliminary Economic Assessment that sees the potential for an expansion of the Ming Mine into the Lower Footwall Zone following additional value optimization studies and a feasibility study. RAMBLER METALS & MINING PLC

BACHELOR LAKE GOLD STREAM The Company has a Gold Stream with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next five years of the Bachelor Lake Gold Stream. The Bachelor Lake Mine is a greenstone hosted gold mine located outside of Val d’Or in Quebec, Canada. In 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of 60,000 ounces of gold per year which will be mined using the low cost long-hole mining method and will utilize the existing and fully functional operating mill and surface infrastructure that is on the mine site. Current activities at the Bachelor Lake Mine include: • Milling of ore has started for a 5,000 tonne bulk sample. The Bachelor Lake Mill began operations to process the ore obtained from the initial development in the Main Vein mineralized zone for the bulk sample program. • Metanor began its feasibility study in October 2011, which is expected to be completed in the second quarter of 2012 and will include the results from the milling of the 5,000 tonne bulk sample and its recent and ongoing drill program. • Metanor is nearing completion of the first phase of its surface drilling campaign at the Bachelor/Hewfran zone with the intent of increasing its resources. In total, 11,200 meters of diamond drilling have been completed along this zone that extends more than 850 meters west of the Bachelor Lake Mine. SUMMIT GOLD STREAM The Company has a Gold Stream to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter from Santa Fe Gold Corp.’s (“Santa Fe”) Summit mine, located in New Mexico, United States of America (the “Summit Mine”), for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. In April 2012, Santa Fe announced the beginning of commercial production at the Summit Mine. Initial development of the mine has been completed and mechanized mining of the ore body has begun. METANOR RESOURCES INC. SANTA FE GOLD CORP.

BRACEMAC-MCLEOD GOLD STREAM The Company has a Gold Stream with Donner Metals Ltd. (“Donner”) which it entered into via a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) to purchase 17.5% of the life of mine gold and gold equivalent of silver (“Gold Equivalent”) produced from the Bracemac- McLeod property located in Quebec, Canada, which is operated by Xstrata Canada Corporation (the “Bracemac-McLeod Mine”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine. For consideration, the Company will make an upfront payment of $5.0 million by June 30, 2012 plus ongoing per ounce payments equal to the lesser of $350 and the then prevailing market price of gold. Donner has provided a guarantee, via a back-to-back agreement with Sandstorm Metals & Energy, that the Company will receive a minimum of $5.0 million in pre-tax cash flows between 2013 and 2016 from the Bracemac-McLeod Gold Stream. Donner has the option until July 13, 2013 to repurchase 50% of the Donner Gold Stream by making a $3.5 million payment to the Company, upon receipt of which, the percentage of gold and Gold Equivalent the Company is entitled to purchase will decrease to 8.75%. The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one current producing mine. Xstrata Canada Corporation plans to utilize the existing Matagami mill to produce concentrates of zinc and copper. The Bracemac-McLeod Mine will be an underground mine, accessed via a ramp, and is expected to begin ore production in early 2013. Current activities at the Bracemac-McLeod Mine include: • The mine design has been revised to access the McLeod Zone with two ramps by early 2013. The new development plan improves the overlap and timing of production from both the Bracemac and McLeod zones. • Once access is available at McLeod, delineation drilling will be focused on the West McLeod Zone. • Construction of access and haulage roads, mine support infrastructure and electrical supply has been mostly completed. REVOLVING CREDIT FACILITY On January 12, 2012, the Company announced that it has entered into a revolving credit agreement with The Bank of Nova Scotia, which will allow the Company to borrow up to $50 million. The Revolving Loan has a term of three years, which is extendable by mutual consent of The Bank of Nova Scotia and the Company. The Revolving Loan will be used for the acquisition of Gold Streams. The amounts drawn on the Revolving Loan are subject to interest at LIBOR plus 3.00%-4.25% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.75%-1.05% per annum, dependent on the Company’s leverage ratio. DONNER METALS LTD.

SUMMARY OF QUARTERLY RESULTS Quarters Ended In $000s Mar. 31, 2012 Dec. 31, 2011 Sept. 30, 2011 June 30, 2011 Gold ounces sold 7,946 6,611 5,561 3,706 Gold sales $ 13,464 $ 11,125 $ 9,592 $ 5,582 Average realized gold price per ounce 1,694 1,683 1,725 1,506 Average cash cost per ounce 1 314 407 428 434 Cash flow from operations 9,264 7,843 8,558 2,645 Cash flow from operations per share (basic) 1 0.03 0.02 0.03 0.01 Cash flow from operations per share (diluted) 1 0.02 0.02 0.02 0.01 Net income 4,416 4,879 4,391 2,261 Basic income per share 0.01 0.02 0.01 0.01 Diluted income per share 0.01 0.01 0.01 0.01 Total assets 166,896 152,792 147,607 137,472 Total long-term liabilities - - - - In $000s Mar. 31, 2011 Dec. 31, 2010 Sept. 30, 2010 June 30, 2010 Gold ounces sold 2,638 1,939 257 126 Gold sales $ 3,668 $ 2,672 $ 322 $ 155 Average realized gold price per ounce 1,390 1,378 1,251 1,233 Average cash cost per ounce 1 417 395 400 400 Cash flow from operations 1,616 1,731 (105) (386) Cash flow from operations per share (basic) 1 0.01 0.01 (0.00) (0.00) Cash flow from operations per share (diluted) 1 0.00 0.01 (0.00) (0.00) Net income (loss) 958 1,690 (225) (1,065) Basic income (loss) per share 0.00 0.01 (0.00) (0.00) Diluted income (loss) per share 0.00 0.01 (0.00) (0.00) Total assets 133,474 131,732 74,848 74,975 Total long-term liabilities - - - - 1. See non-IFRS measures section below.

The Company's operating segments for the three months ended March 31, 2012 are summarized in the table below:

In $000s	Ounces sold		Sales		Cost of sales		Depletion		Net income (loss)		Cash flow from operations
Aurizona	2,580	$	4,325	$	1,032	$	379	$	2,914	$	3,033
Bachelor Lake	-		-		-		-		-		-
Black Fox	1,808		3,055		904		1,262		889		2,060
Bracemac-McLeod	-		-		-		-		-		-
Ming	2,004		3,397		-		1,211		2,186		3,397
Santa Elena	1,301		2,280		455		539		1,286		1,595
Summit	253		407		102		286		19		306
Corporate	-		-		-		-		(2,878)		(1,127)
Consolidated	**7,946**	**$**	**13,464**	**$**	**2,493**	**$**	**3,677**	**$**	**4,416**	**$**	**9,264**

Cash Flow From Operations Q1 | 2012



Total: $9.3 million

Per Mine:

Aurizona 33%



Black Fox 22%



Ming 37%



Santa Elena 17%



Summit 3%



Corporate -12%



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THREE MONTHS ENDED MARCH 31, 2012 COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2011 For the three months ended March 31, 2012, net income and cash flow from operations were $4.4 million and $9.3 million, respectively, compared with $4.9 million and $7.8 million for the three months ended December 31, 2011. The change in net income and cash flow from operations is attributable to a combination of factors including: • 20% increase in the number of gold ounces sold, due to: i. A 8% increase in deliveries relating to the Aurizona Mine, reflecting a quarterly production record for Luna; ii. A 17% increase in gold deliveries from the Black Fox Mine (of which 180 ounces were held in inventory at the end of the first quarter of 2012) reflecting the continued ramping up of operations; and iii. An additional 2,004 ounces in gold deliveries from the Ming Mine, as Rambler began mining and processing ore from the mine during the first quarter of 2012 ; partially offset by iv. An increase of $1.2 million in non-cash deferred tax expense primarily resulting from increased sales. THREE MONTHS ENDED MARCH 31, 2012 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2011 For the three months ended March 31, 2012, net income and cash flow from operations were $4.4 million and $9.3 million, respectively, compared with $4.4 million and $8.6 million for the three month period ended September 30, 2011. The increase in net income and cash flow from operations is attributable to a combination of factors including: • A 43% increase in the number of gold ounces sold with such increase being primarily related to increased production at the Aurizona, Black Fox, Ming and Santa Elena Mines reflecting the continued ramping up of operations; partially offset by • A $0.8 million decrease in changes in non-cash working capital, primarily driven by the receipt of the Santa Fe production deferral payment during the three months ended September 30, 2011; and • A 2% decrease in the average realized selling price of gold. THREE MONTHS ENDED MARCH 31, 2012 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2011 For the three months ended March 31, 2012, net income and cash flow from operations were $4.4 million and $9.3 million, respectively, compared with $2.3 million and $2.6 million for the three month period ended June 30, 2011. The increase in net income and cash flow from operations is attributable to a combination of factors including: • A 114% increase in the number of gold ounces sold with such increase being primarily related to increased production at the Aurizona, Black Fox, Ming and Santa Elena Mines reflecting the continued ramping up of operations; and • A 12% increase in the average realized selling price of gold. THREE MONTHS ENDED MARCH 31, 2012 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2011 For the three months ended March 31, 2012, net income and cash flow from operations were $4.4 million and $9.3 million, respectively, compared with $1.0 million and $1.6 million for the comparable period in 2011. The increase in net income and cash flow from operations is attributable to a combination of factors including: • 201% increase in the number of gold ounces sold, due to: i. A 82% increase in deliveries relating to the Aurizona Mine, reflecting a record quarterly production for the mine; ii. A 320% increase in gold deliveries from the Santa Elena Mine (of which 657 ounces were held in inventory at the end of the first quarter of 2012); iii. A 197% increase in gold deliveries from the Black Fox Mine (of which 180 ounces were held in inventory at the end of the first quarter of 2012) reflecting the continued ramping up of operations; iv. An additional 2,000 gold ounces from the Ming Mine, as Rambler began mining and processing ore from the Ming Mine during the first quarter of 2012; and • An 22% increase in the average realized selling price of gold; partially offset by • A $0.4 million increase in administration expenses primarily driven by the Company’s growth in operations. THREE MONTHS ENDED MARCH 31, 2012 COMPARED TO THE REMAINING QUARTERS During the three months ended December 31, 2010, the Company earned $1.7 million of net income, primarily resulting from (i) $1.6 million in gross profit driven by the sale of 1,939 ounces of gold; and (ii) a foreign exchange gain of $1.4 million from the appreciation of the Company’s Canadian dollar denominated currency. These gains were partially offset by (i) administration expenses of $0.6 million; and (ii) a non-cash share-based payment of $0.2 million. Ounces of gold sold during the three months ended March 31, 2012 were higher than the three months ended December 31, 2010 as the Aurizona Mine, Santa Elena Mine, and Summit Mine began initial production late in 2010 and the Company began purchasing gold from the Black Fox Mine in 2011. During the three months ended September 30, 2010, the Company incurred a net loss of $0.2 million primarily resulting from administration expenses and project evaluation expenditures that where in excess of the Company’s $0.2 million gross profit. During the three months ended June 30, 2010, the Company incurred a net loss of $1.1 million primarily resulting from a loss of $0.7 million on the fair value of the warrant liability. The Company did not have any gold sales prior to the three months ended June 30, 2010. Therefore, previous quarter results are not comparable to the quarters ended June 30, 2010 and thereafter.

Change In Total Assets The Company’s total assets increased by $14.1 million from December 31, 2011 to March 31, 2012, primarily resulting from (i) operating cash flows; and (ii) the exercise of warrants; which were partially offset by depletion expense. The Company’s total assets increased by $10.1 million from June 30, 2011 to September 30, 2011; by $4.0 million from March 31, 2011 to June 30, 2011; and by $1.7 million from December 31, 2010 to March 31, 2011, all of which were driven primarily from operating cash flows. Total assets at December 31, 2010 increased primarily due to an equity financing completed on October 19, 2010, where the Company raised net proceeds of $51.4 million. Total assets increased during the three months ended December 31, 2009 compared to prior periods due to the Company completing an equity financing on October 14, 2009 for net proceeds of $32.8 million. Non-IFRS Measures The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per ounce; and (ii) Cash flow from operations per share (basic and diluted). i. Average cash cost per ounce is calculated by dividing the Company’s costs of sales by the number of ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. ii. Cash flow from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Liquidity and Capital Resources As of March 31, 2012 the Company had cash and cash equivalents of $34.2 million (December 31, 2011 – $13.1 million) and working capital of $34.5 million (December 31, 2010 – $12.3 million). The Company invests surplus cash in short-term, high credit quality, money market instruments. As described earlier, the Company has an additional $50 million available under its revolving bank debt facility. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis. During the three months ended March 31, 2012, the Company generated operating cash flows of $9.3 million compared with $1.6 million during the comparable period of 2011, with the increase being primarily attributable to both an increase in gold ounces sold and in the realized selling price of gold. During the three months ended March 31, 2012, the Company had net cash inflows from financing activities of $8.5 million, which were primarily comprised of $9.4 million in proceeds from the exercise of warrants and share options, partially offset by credit facility costs of $0.9 million. The Company’s cash flows from financing activities were insignificant for the three months ended March 31, 2011. During the three months ended March 31, 2012, the Company had net cash inflows relating to investing activities of $3.4 million, which were primarily the result of $5.4 million resulting from the disposal of investments, partially offset by $2.0 million relating to the acquisition of investments. During the three months ended March 31, 2011, the Company had net cash outflows of $27.4 million, primarily related to the upfront payments of $13.0 million to Rambler and $14.0 million to Metanor in connection with their respective Gold Streams. The Company has an upfront payment commitment to Donner of $5.0 million which is due June 30, 2012. The Company plans on funding this commitment with working capital on hand as of March 31, 2012.

Contractual Obligations

In connection with the Bracemac-McLeod Gold Stream, the Company has committed an upfront payment of $5.0 million by June 30, 2012.

The Company has a commitment to Sandstorm Metals & Energy to share a reasonable allocation, agreed to by both companies, of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2011-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold	Inflationary adjustment to per ounce cash payment
Aurizona	17%	$400	1% annual inflationary adjustment beginning on February 9, 2014
Bachelor Lake	20%	$500	None
Black Fox	12%	$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum
Bracemac-McLeod	17.5%	$350	None
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil	N/A
Santa Elena	20%	$350	1% annual inflationary adjustment beginning on July 13, 2014
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

Share Capital

As of May 3, 2012 the Company had 348,383,871 common shares outstanding.

The Company issued compensation warrants (the "Compensation Warrants") to agents in 2009. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and 1,227,550 of the Compensation Warrants were outstanding as of May 3, 2012. Each whole share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014.

A summary of the Company's outstanding share purchase options as of May 3, 2012, are as follows:

Outstanding	Vested	Exercise Price (C$)	Expiry Date
40,000	40,000	$0.10	July 31, 2012
3,250,000	3,250,000	$0.45	June 16, 2014
700,000	700,000	$0.44	July 6, 2014
2,000,000	2,000,000	$0.435	July 28, 2014
100,000	66,667	$0.67	May 19, 2015
6,810,000	4,533,336	$0.68	November 26, 2015
455,000	-	$1.26	August 25, 2016
5,735,000	-	$1.27	November 25, 2016
19,090,000	**10,590,003**		

A summary of the Company's outstanding share purchase warrants as of May 3, 2012 are as follows:

	Warrants Outstanding	Exercise Price	Expiry Date
SSL.WT	78,076,497	$0.60	April 23, 2014
SSL.WT.A	19,689,525	$1.00	October 19, 2015
	97,766,022		

13

Financial Instruments The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, and trade and other payables. All financial instruments are initially recorded at fair value. CREDIT RISK > The Company’s credit risk is limited to trade and other receivables in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year. CURRENCY RISK > The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, as it holds investments denominated in the Canadian dollar. As at March 31, 2012 and December 31, 2011, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk. OTHER RISKS > Sandstorm holds common shares and warrants of other companies with a combined market value as at March 31, 2012 of $4.9 million (December 31, 2011 - $8.4 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year. Risks to Sandstorm The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s annual information form dated March 13, 2012, which is available on www.sedar.com. RISKS RELATING TO MINERAL PROJECTS > To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, and the Bracemac-McLeod Mine (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines. NO CONTROL OVER MINING OPERATIONS > The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economic, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. These issues are common in the mining industry and can occur frequently. GOVERNMENT REGULATIONS > The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future. INTERNATIONAL OPERATIONS > The Aurizona Mine is located in Brazil, the Santa Elena Mine is located in Mexico, the Summit Mine is located in the United States of America, and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, and the Bracemac-McLeod Mine is located in Canada and as such the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, the United States of America or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines. INCOME TAXES > The Company has incorporated a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Santa Elena, and Summit transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s future profits being subject to increased level of income tax. The Company’s international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company’s other Gold Streams in connection with the Black Fox, Ming, Bachelor Lake and Bracemac-Mcleod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian taxation. COMMODITY PRICES > The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $500 per ounce (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) in the case of the Aurizona Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production) in the case of the Summit Gold Stream, $350 per ounce (subject to a 1% annual inflationary adjustment beginning on July 13, 2014) in the case of the Santa Elena Gold Stream, and $350 per ounce in the case of the Bracemac-McLeod Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Changes in Accounting Policies FUTURE CHANGES IN ACCOUNTING POLICIES > The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following: • IFRS 10, Consolidated Financial Statements; • IFRS 11, Joint Arrangements; • IFRS 12, Disclosure of Interests in Other Entities; • IFRS 13, Fair Value Measurement; • Amended IAS 27, Separate Financial Statements; and • Amended IAS 28, Investments in Associates and Joint Ventures. In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012. These new and revised accounting standards have not yet been adopted by Sandstorm, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

RESERVES AND RESOURCES

The Reserves and Resources in this MD&A reflect the reserves and resources for the mines at which the Company has Gold Streams, adjusted where applicable to reflect the Company's percentage entitlement to gold produced from the mines.

Proven and Probable Reserves Attributable to Sandstorm [1]

	PROVEN			PROBABLE			PROVEN & PROBABLE		
	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz
Santa Elena Open Pit [11-15]	-	-	-	692	1.96	43,560	692	1.96	43,560
Ming [18-21]	209	3.24	21,636	183	2.61	15,340	392	2.40	36,976
Black Fox									
Stockpile & Open Pit [28-38]	42	1.60	2,214	379	3.20	39,350	421	3.04	41,564
Underground [28-38]	-	-	-	352	5.90	67,201	352	5.90	67,201
Bachelor Lake [40-43]	39	8.33	10,349	130	7.10	29,687	168	7.38	40,036
Summit [44-46]	-	-	-	171	0.14	24,405	171	0.14	24,405
Bracemac-McLood [48-50, 54-55]	488	0.39	6,120	164	0.54	2,853	652	0.43	8,973
Total			40,319			222,396			262,715

Note: Luna has not updated its mineral reserves estimate for the Aurizona Gold Operation based on the new mineral resources discussed below. For greater clarity, Luna's mineral reserves estimate effective as of July 13, 2010 previously disclosed by the Company is based on an earlier mineral resource estimate which did not include the additional drilling data.

Measured and Indicated Resources Attributable to Sandstorm [1,2]

	MEASURED			INDICATED			MEASURED & INDICATED		
	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz
Aurizona [2-10]	1,833	1.13	66,470	11,429	1.28	471,750	13,262	1.26	538,220
Santa Elena [11-14, 16] Underground	-	-	-	198	1.83	11,666	198	1.83	11,666
Ming [17, 21-28]	411	2.47	32,664	3,004	0.35	34,262	3,415	0.61	66,926
Black Fox									
Open Pit [29-38]	-	-	-	380	4.40	54,264	380	4.40	54,264
Underground [29-38]	-	-	-	301	7.20	69,502	301	7.20	69,502
Bachelor Lake [39, 40, 43]	39	8.80	10,901	130	7.49	31,270	169	7.79	42,171
Bracemac-McLeod [47-49, 51-53, 55]	455	0.45	6,580	180	0.48	3,248	635	0.48	9,828
Total			116,615			675,962			792,577

Inferred Resources attributable to Sandstorm [1,2]

	Tonnes kt	Grade Au g/t	Contained oz
Aurizona [2-10]	2,589	1.47	122,400
Santa Elena Underground [11-14, 16]	376	1.53	18,494
Ming [17, 21-28]	591	1.83	34,695
Black Fox			
Open Pit [29-38]	80	2.60	6,717
Underground [29-38]	14	5.80	2,585
Bachelor Lake [39, 40, 43]	85	6.52	17,873
Summit [44-46]	16	0.14	2,261
Bracemac-McLeod [47-49, 51-53, 55]	460	1.06	15,673
Total			220,698

16

NOTES: 1. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. 2. Mineral Resources which are not Mineral Reserves do not demonstrate economic viability. 3. Aurizona Mineral Reserves are fully included in the Mineral Resources. 4. Piaba pit constrained resources are reported at a cut-off grade of 0.30 g/t Au inside a pit optimization shell based on a gold price of $1,500 per ounce. 5. Piaba underground resources are reported at a cut-off grade of 0.75 g/t Au outside the pit optimization shell. The cut-off grade has been calculated at a gold price of $1,500 per ounce. 6. Tatajuba database consists of 4,740 meters in 45 diamond drill holes (2008). The Tatajuba resources are not constrained by a pit optimization shell and are reported at a cutoff grade of 0.30 g/t Au. 7. 25g/t Au capping at Piaba and 10 g/t Au capping at Tatajuba. Block dimensions are 10m x 10m in the xy plane and 3m on the z axis. Piaba database consists of 69,578 meters consisting of 335 diamond drill holes and 142 reverse circulation holes and 374 auger drill holes. 8. All Mineral Resources have been estimated in accordance with the CIM Standards and NI 43-101. 9. Mineral resources that are not mineral reserves do not have a demonstrated economic viability. 10. The Mineral Resource estimates set out in the above table have been reviewed and verified by Leah Mach, C.P.G., M.Sc., Principal Resource Geologist of SRK Consulting (US) (“SRK”), who is a qualified person under NI 43-101. 11. Santa Elena Mineral Resources are inclusive of Mineral Reserves. 12. All Mineral Reserves and Resources have been estimated in accordance with NI 43-101. 13. The Mineral Reserve estimates set out in the table above have been reviewed and verified by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101. 14. Mineral Reserves and Resources are reported as of January 2012. 15. Based on $1,000 per ounce of gold and $18 per ounce of silver, cut-off grade of 0.38 grams per tonne gold equivalent with applied metallurgical recoveries. Ag:Au is 55:1. Estimated 1,336,000 ore tonnes were mined at Santa Elena in 2010 and 2011 grading 1.41 grams per tonne gold and 46.51 grams per tonne silver and subtracted from Probable Reserves. All numbers are rounded. Excludes potential metal inventory for leach pad re- treatment during Expansion. 16. Based on $1,000 per ounce of gold and $18 per ounce of silver, cut-off grade is 1.77 grams per tonne gold equivalent with applied metallurgical recoveries. Ag:Au is 55:1. 17. Ming Mineral Reserves are fully included in the Mineral Resources. 18. Mineral Reserves are reported as of August 9, 2010. 19. The mineral reserves have been reviewed and verified by Larry Pilgrim, P.Geo., Chief Geologist of Rambler, who is a qualified person under NI 43-101. 20. Cut-off grade of 1.25 grams per tonne gold. 21. Numbers have been rounded. 22. Mineral Resources are reported as of August 9, 2010. 23. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. 24. The mineral resource estimates have been reviewed and verified by Larry Pilgrim, P.Geo., Chief Geologist of Rambler, who is a qualified person under NI 43-101. AURIZONA MINE SANTA ELENA MINE MING MINE

25. An underground cut-off was set at $70 per tonne for all longhole mining methods. 26. Cut-off reserves are based on 15% dilution, 90% mining recovery, copper recovery of 92.4%, and gold recovery of 66.4%. 27. Cut-off grades of 1.0% copper for the massive sulphides, 1.25 grams per tonne of gold for the 1806 zone, and 1.25% copper for the stringer sulphides. 28. Mineral resources are estimated using long-term prices of $1,000 per ounce of gold. 29. Black Fox Mineral Reserves are fully included in the Mineral Resources. 30. Black Fox Reserves and Resources are reported as of October 31, 2010. 31. The mineral reserves and resources have been reviewed and verified by Howard Bird, Vice President, Exploration of Brigus, who is a qualified person under NI 43-101. 32. Cut-off grade for the open-pit reserves and resources is 0.88 grams per tonne gold. 33. Cut-off grade for the underground reserves and resources is 2.54 grams per tonne gold. 34. Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream. 35. The estimated underground reserves include 10% unplanned dilution at 0 grams per tonne from the backfill and 15% planned dilution at one gram per tonne from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 grams per tonne and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources. 36. The mineral resources were estimated using the ordinary kriging method. 37. The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine. 38. Contained metal in estimated reserves remains subject to metallurgical recovery losses. 39. Bachelor Lake mineral reserves are fully included in the Mineral Resources. 40. The mineral reserve and resource estimates for the Bachelor Lake Mine set out in the table above have been reviewed and verified by Pascal Hamelin, Vice President of Metanor, who is a qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. 41. The underground mineral reserves have been calculated using a cut-off grade of 3.43 grams per ton, recovery of 90%, and dilution of 10% in the stoping areas. 42. Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources. 43. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability. 44. Summit Mineral Reserves and Resources are reported as of December 2010. 45. The mineral reserves and resources have been reviewed and verified by Douglas F. Irving, P.Eng, who is a qualified person under NI 43-101. 46. The mineral reserves and resources are inplace, diluted material. The individual intercept grades have been cut to a maximum of 0.45 ounce Au and 45 ounce Ag per ton. BLACK FOX MINE BACHELOR LAKE MINE SUMMIT MINE

47. Bracemac-McLeod Mineral Reserves are fully included in the Mineral Resources. 48. Bracemac-McLeod Reserves and Resources are reported as of September 2010. 49. The mineral reserves and resources have been approved by Robin Adair, Vice President Exploration for Donner, who is a qualified person under NI 43-101. 50. After applying dilution, losses and a 95% mining recovery, the tonnage of each stope was integrated into the mineral reserves provided its net smelter return value was greater than or equal to $65 per tonne, which represents the average preliminary operating cost estimated for the Bracemac- McLeod Property (comprised of mining, ore processing and general and administration costs). This process did not modify the resource block model envelopes. 51. Bracemac-Mineral Resources are estimated under the definition of the Australian Code for Mineral Resources and Ore Reserves Reporting of Exploration Results, using a net smelter return (“NSR”) cut-off value of $43.77. 52. Metal prices used in the calculation of the NSR are: $0.80 per pound of zinc, $2.50 per pound of copper, $12.00 per ounce of silver and $1,000 per ounce of gold, using an exchange rate of C$1.00 = US$1.04. 53. Except for the inferred mineral resource category, the resource calculation used the inverse distance squared method for all zones, using the Gemcom software. The results were then transferred into the Surpac software to initiate engineering design and scheduling. Inferred mineral resources in the McLeod Deep zone were estimated using a 3D polygonal method, with the Gemcom software. 54. Gold is recovered as a by-product of the copper concentrates and as such, recovery is estimated at 29%. 55. Sandstorm is also entitled to the Gold equivalent of other precious metals not reflected in the gold Bracemac-McLeod Mineral Reserves and Resources. CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES The Technical Reports supporting the scientific and technical information contained in this document are available at www.sedar.com under the profile of Luna, SilverCrest, Rambler, Brigus, Metanor, Santa Fe, and Donner for the Aurizona Mine, Santa Elena Mine, Ming Mine, Black Fox Mine, Bachelor Lake Mine, Summit Mine, and Bracemac-McLeod Mine respectively. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability. BRACEMAC-MCLEOD MINE

FORWARD LOOKING STATEMENTS This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Ming Mine, the Bachelor Lake Mine or the Bracemac-McLeod Property; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein. Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing seven Gold Streams well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Summit Mine, and the Bracemac-McLeod Property. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.